Exhibit 99.1

Tarena Regains Compliance with Nasdaq Listing Rules

BEIJING, June 2, 2022 /PRNewswire/ — Tarena International, Inc. (NASDAQ: TEDU) (“Tarena” or the “Company”), a leading provider of adult professional education and childhood & adolescent quality education services in China, today announced that it received a notification letter from the Listing Qualifications Department of the Nasdaq Stock Market Inc. (the “Nasdaq”) dated June 1, 2022, indicating that the Company has regained compliance with the minimum market value of publicly held shares requirement set forth in Rule 5450(b)(2)(C) of the Nasdaq Listing Rules for which the Company received a notification letter from the Nasdaq on January 20, 2022 for failure to meet such rule. The Company also previously received a notification letter from the Listing Qualification Department of the Nasdaq indicating that the Company has regained compliance with the minimum bid price requirement set forth in Rule 5450(a)(1) of the Nasdaq Listing Rules for which the Company received a notification letter from the Nasdaq on December 10, 2021 for failure to meet such rule. Both matters have been closed.

About Tarena International, Inc.

Tarena is a leading provider of adult professional education and childhood and adolescent quality education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers adult professional education courses in IT and non-IT subjects. Its adult professional education courses provide students with practical skills to prepare them for jobs in industries with significant growth potential and strong hiring demand. Tarena also offers childhood and adolescent quality education programs, including computer coding and robotics programming courses, etc., targeting students aged between three and eighteen.

For further information, please contact:

Investor Relations Contact

Tarena International, Inc.

Email: ir@tedu.cn